Exhibit 99.1

MER Telemanagement Solutions Ltd.

RA'ANANA, Israel– May 16, 2019 - MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (“TEM”) and enterprise mobility management (“EMM”) solutions, announced today that on May 14, 2019,  the Company requested a hearing before the Nasdaq Hearing Panel (the “Panel”) seeking to appeal the May 7, 2019 determination  of the Staff of  the  Qualifications Department of the Nasdaq Stock Market to remove the Company's securities from listing and registration on the Nasdaq Stock Market.  In its May 7, 2019 letter, the Staff informed the Company that it no longer complies with the minimum $2,500,000 stockholders’ equity requirement for continued listing as set forth in NASDAQ Listing Rule 5550(b)(1).

At the hearing, the Company intends to present a plan to regain compliance with NASDAQ Listing Rule 5550(b)(1) and request that the Panel allow the Company additional time within which to regain compliance. While the Company believes that it will be able to present a viable plan to regain compliance, there can be no assurance that the Panel will grant the Company’s request for continued listing on Nasdaq, or that the Company’s plans to maintain the listing of its ordinary shares on Nasdaq will be successful.

About MTS
Mer Telemanagement Solutions Ltd. (“MTS”) is focused on innovative products and services for enterprises in the area of telecom expense management (“TEM”) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

 Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar
CFO
Tel: +972-9-7777-540